UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated August 24, 2022

Commission File Number:  1‑13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport

Schiphol Boulevard 265

1118 BH Schiphol Airport

The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure: A press release dated August 24, 2022 announcing that STMicroelectronics has posted its IFRS 2022 Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2022.

life.augmented

STMicroelectronics N.V.
Semi Annual Report
2022

STMicroelectronics ● Semi Annual Report 2022	Contents 3

1.	Corporate overview
1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“ST” or “the Company”) was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company, 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by the Company.

1.2.	Strategy and objectives

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Our strategy focuses on long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help our customers make driving safer, greener, and more connected for everyone; Power & Energy: our technology and solutions enable customers to increase energy efficiency everywhere and support the use of renewable energy sources; Internet of Things (“IoT”) & 5G supporting the proliferation of smart, connected IoT devices with products, solutions and ecosystems to make development fast and easy for our customers.

We are focused on application areas that are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, digitalization and electrification of automobiles and infrastructure, advanced communications equipment and networks, and more power efficient systems.  These enablers drive in turn the demand for the electronic components we develop and manufacture.

Our products are used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals.  For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio.  In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer.

STMicroelectronics ● Semi Annual Report 2022	Corporate Overview 4

1.3.	Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

1.4.	Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, Bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) and intelligent integrated gallium nitride (“STiGaN”) for smart power applications, Power MOSFET, silicon carbide (“SiC”) and gallium nitride (“GaN”) for high-efficiency systems, Micro-Electro-Mechanical Systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions.

Our operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

STMicroelectronics ● Semi Annual Report 2022	Corporate Overview 5

1.5.	Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of regional and key account coverage with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key account coverage with strong technical and application expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end-markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals.

We have four regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific excluding China; China; and Europe, Middle East, Africa (“EMEA”). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, field application engineers and quality engineers.

1.6.	Research & Development

Since our formation, we have maintained a solid commitment to innovation.  About one-fifth of our employees work in R&D on product design/development and technology. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of intellectual property (“IP”) and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded non-volatile memories, mixed-signal, analog, MEMS, smart power, SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count ball grid array (“BGA”) packages, Wafer level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 28nm node that we do not plan to manufacture nor develop internally.

We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost-effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s Information Society Technologies programs. We also participate in certain R&D programs established by the European Union, individual countries and local authorities in Europe (primarily in France and Italy).

STMicroelectronics ● Semi Annual Report 2022	Corporate Overview 6

1.7.	Sustainability

Sustainability has been a guiding principle for ST for more than 25 years. In line with our vision to be everywhere microelectronics make a positive contribution to people’s lives, sustainability is deeply embedded in all of our activities. We believe that sustainability is fundamental to our business, brings new opportunities, improves efficiency, reduces risks and secures long-term profitability. It also brings benefits to our employees and our external stakeholders. Our approach to sustainability is to create technology for a sustainable world, prioritizing people and the planet and generating long-term value for all stakeholders. This approach is detailed in our Code of Conduct (available on https://www.st.com/code-of-conduct), our policies and supported by our sustainability strategy and our sustainability charter (available on www.st.com/sustainabilitycharter), and was enhanced by the creation of a Sustainability Committee by our Supervisory Board during the first half of 2022.

At the heart of our sustainability strategy is an unceasing focus on what really matters for us and our stakeholders. We identify the most material topics for our stakeholders and their impacts on our business by carrying out an extensive materiality exercise every three years, followed by yearly review through various stakeholder’s engagement channels. For each material topic identified, we define a specific ambition and long-term goal.

Through our Sustainable Technology Program, we design products by systematically taking into consideration the environmental impact of the device throughout its lifecycle, including responsible sourcing, eco-design, manufacturing, transportation, usage, and end-of-life processing.

In December 2020 we announced our target to become carbon neutral by 2027, the earliest date anticipated for any semiconductor company globally. We have built a comprehensive roadmap with two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, which implies a 50% reduction of direct and indirect emissions compared to 2018, and the sourcing of 100% renewable energy by 2027. The full roadmap covers the reduction of direct and indirect emissions, including product transportation, business travel, and employee commuting.

We are included in many of the main sustainability indices, such as Dow Jones Sustainability Index World and Europe, FTSE4Good, Ethibel, Euronext Vigeo, Institutional Shareholder Services Environmental Social and Governance Prime (“ISS ESG Prime”) and Bloomberg Gender Equality index. We received A- score for CDP Climate Change. In addition, as a member of the Responsible Business Alliance (“RBA”), we participate in the collective efforts of the industry to find solutions to our global sustainability challenges. We have been a signatory of the UN Global Compact since 2000. Our sustainability programs are aligned with its ten principles and contribute to eleven of the seventeen UN Sustainable Development Goals.

Further information on ST’s Sustainability approach can be found in our annual report for the year ended December 31, 2021, filed with the Dutch Authority for the Financial Markets on March 24, 2022 and adopted by our Annual General Meeting of Shareholders on May 25, 2022 and in our sustainability report we publish each year and which is available at: www.st.com/st-approach-to-sustainability/sustainability reports.html

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STMicroelectronics ● Semi Annual Report 2022	Corporate Overview 7

2.	Report of the Managing Board
2.1.	Business overview

Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, dynamic random-access memories, optoelectronics devices other than optical sensors, flash memories, consumer logic devices and wireless application specific products, such as baseband and application processors).

Based on the data published by World Semiconductor Trade Statistics, on a year-over-year basis, semiconductor industry revenues in the first half of 2022 increased by approximately 18% for our TAM and 23% for our SAM to reach approximately $304 billion and $142 billion, respectively.

Our first half 2022 revenues amounted to $7,383 million, increasing by 22.9% on a year-over-year basis driven by growth in all product groups. By product group, ADG revenues increased 27.9%, due to both Automotive and Power Discrete, AMS revenues increased 5.7% with all sub-groups contributing and MDG revenues increased 37.3% driven by Microcontrollers and RF Communications subgroup.

Our effective average exchange rate for the first half of 2022 was $1.13 for €1.00 compared to $1.19 for €1.00 for the first half of 2021.

Our first half 2022 gross margin reached 45.2% of total revenues, representing an increase of 750 basis points compared to the first half of 2021 mainly due to higher selling prices and a more favorable product mix, partially offset by lower manufacturing efficiency and a higher level of amortization and write-offs of capitalized development costs.

Combined SG&A and R&D expenses increased to $1,468 million for the first half of 2022, compared to $1,383 million in the first half of 2021, mainly due to higher cost of labor, increased levels of activity in R&D programs, partially offset by positive currency effects.

In the first half of 2022, other income and expenses decreased to a net income of $39 million, compared to a net income of $60 million in the first half of 2021, mainly due to higher losses on derivatives, partially offset by higher income from R&D funding.

Operating profit in the first half of 2022 was $1,906 million compared to $943 million in the first half of 2021.

Combined finance income and costs resulted in a net gain of $329 million in the first half of 2022, compared to a net loss of $53 million in the first half of 2021. The first half of 2022 amount includes a net gain of $338 million for the fair value adjustment of outstanding convertible bond embedded options (compared to a net gain of $28 million in the first half of 2021).

Our net profit attributable to the equity holders of the parent company amounted to $1,945 million for the first half of 2022, equivalent to a Diluted Earnings Per Share of $2.14, compared to net profit attributable to the equity holders of the parent company of $771 million, equivalent to a Diluted Earnings per Share of $0.85 for the first half of 2021.

Our Free Cash Flow, a non-GAAP (“Generally Accepted Accounting Principles”) measure, was $312 million in the first half of 2022 compared to $387 million in the first half of 2021.

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 8

2.2.	Segment information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Please refer to note 3.6.6 of the Semi Annual Financial Statements for further information.

2.3.	Liquidity and financial position

During the first half of 2022, our net cash and cash equivalents decreased by $197 million. We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

The components of our cash flows are set forth below:

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
Net cash from operating activities	2,200	1,477
Net cash used in investing activities	(2,007)	(847)
Net cash from / (used in) financing activities	(385)	117
Effect of change in exchange rates	(5)	(4)
Net cash increase (decrease)	(197)	743

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 9

Net cash from operating activities

Net cash from operating activities is the sum of (i) net profit adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2022 was $2,200 million, increasing compared to $1,477 million in the first half of 2021, mainly due to higher net profit.

Net cash used in investing activities

Investing activities used $2,007 million of cash in the first half of 2022, compared to $847 million cash used in the first half of 2021,  mainly as a result of payments for tangible assets, net of proceeds, for a total of $1,650 million and investment in intangible assets of $215 million, of which the largest part is related to the capitalization of development costs.

Net cash from (used in) financing activities

Net cash used in financing activities was $389 million for the first half of 2022, compared to net cash of $117 million generated in the first half of 2021, and consisted mainly of $173 million repurchase of common stock, $103 million of dividends paid to stockholders and $79 million repayment of long-term debt.

Free cash flow (non-GAAP measure)

Free Cash Flow, a non-GAAP measure, is defined as (i) net cash from operating activities plus, (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities, and net investments in  (and proceeds from) short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payments for purchases (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions. We believe Free Cash Flow, a non-GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is a non-GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase of (and proceeds from matured) marketable securities and net investments in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Our Free Cash Flow is derived from our US GAAP Consolidated Statements of Cash Flows, which differs from our Consolidated Statements of Cash Flows under International Financial Reporting Standards (“IFRS”). A reconciliation with the Consolidated Statements of Cash Flows under IFRS is provided in the table below:

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 10

In millions of USD	July 2, 2022	July 3, 2021
Net cash from operating activities as reported under IFRS	2,200	1,477
Excluding US GAAP/IFRS presentation differences:
Payment for withholding tax on vested shares	7	9
Payment for lease liabilities	(30)	(39)
Net cash from operating activities as reported under US GAAP	2,177	1,447

Net cash used in investing activities as reported under IFRS	(2,007)	(847)
Excluding US GAAP/IFRS presentation differences:
Payment for deferred consideration on business acquisitions	15	—
Net cash used in investing activities as reported under US GAAP	(1,992)	(847)
Excluding:
Payment for purchase of (and proceeds from matured) marketable securities and net investments in short-term deposits	127	(213)
Payments for purchases (and proceeds from sale) of tangible, intangible and financial assets (1)	(1,865)	(1,060)
Free Cash Flow (non-GAAP measure)	312	387

(1)

Reflects the total of the following line items reconciled with our Consolidated Statement of Cash Flows relating to investing activities: Payments for purchases of tangible assets, proceeds from sale of tangible assets, Payment for purchases of intangible assets, Payment for financial assets, Proceeds from sale of financial assets.

Our free cash flow was $312 million for the first half of 2022, compared to $387 million for the first half of 2021.

Net Financial Position (non-GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash if any, short-term deposits and quoted debt securities; our total financial debt includes interest-bearing loans and borrowings, including current portion, as represented in our consolidated statement of financial position. Net Financial Position is a non-GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash if any, short-term deposits and quoted debt securities and the total level of our financial indebtedness. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position is derived from our US GAAP Consolidated Balance Sheets, which differs from the Consolidated Statements of Financial Position under IFRS. A reconciliation with the Consolidated Statements of Financial Position under IFRS is provided in the table below:

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 11

In millions of USD	July 2, 2022	December 31, 2021
Cash and cash equivalents	3,028	3,225
Short-term deposits	186	291
Government bonds issued by the U.S. Treasury	229	—
Total liquidity	3,443	3,516
Funding program loans from European Investment Bank	(853)	(990)
Credit Facility from CDP	(130)	(156)
Dual tranche senior unsecured convertible bonds	(1,395)	(1,382)
Other funding programs loans	(5)	(6)
Total financial debt as reported under IFRS	(2,383)	(2,534)
US GAAP/IFRS differences	(136)	(5)
Total financial debt as reported under US GAAP	(2,519)	(2,539)
Net financial position (non-GAAP measure)	924	977

Our Net Financial Position as of July 2, 2022 was a net cash position of $924 million, decreasing compared to the net cash position of $977 million as of December 31, 2021.

As of July 2, 2022, our financial debt was $2,383 million, composed of (i) $133 million of current portion of long-term debt and (ii) $2,250 million of long-term debt. The breakdown of our total financial debt included: (i) $1,395 million in senior unsecured convertible bonds issued in 2020, (ii) $853 million in European Investment Bank loans (the “EIB Loans”), (iii) $130 million in the CDP loan and (iv) $5 million in loans from other programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $366 million was outstanding as of July 2, 2022. The second, signed in 2020, is a €500 million facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. It was fully drawn in 2021, of which $487 million was outstanding as of July 2, 2022. The third one, signed in February 2022, is a €600 million loan to support R&D and capital expenditure programs in Italy and France, of which no amount was drawn as of July 2, 2022.

On August 4, 2020, we issued $1.5 billion principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds and Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by us upon certain conditions, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $ 1,261 million as of July 2, 2022.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: Standard & Poor’s (“S&P”): BBB with stable outlook; Moody’s Investors Service (“Moody’s”): Baa2 with stable outlook; Fitch Ratings (“Fitch”): BBB with stable outlook.

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 12

2.4.	Business and financial outlook

We are driving the Company based on a plan for full year 2022 net revenues in the range of $ 15.9 billion to $16.2 billion.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. We are on track with our 2022 plan to invest about $3.4 billion to $3.6 billion in capital expenditures to further increase our production capacity and to support our strategic initiatives. A large portion of these capital expenditures will be devoted to support capacity additions and mix change in our manufacturing footprint, in particular for our wafer fabs: (i) digital 300mm in Crolles, France, optimizing existing infrastructures and extending the cleanroom to support production expansion on our main runner technologies; (ii) certain selected programs of capacity growth and infrastructure preparation in some of our most advanced 200mm fabs, including the analog 200mm fab in Singapore and (iii) increase capacity for SiC power mosfet in our Catania and Singapore fabs. The most important 2022 capital investments for our back-end facilities will be: (i) capacity growth on certain package families, including the SiC technology and automotive related packages, next generation optical sensing technologies and the new generation of Intelligent Power Modules for Automotive and Industrial applications and (ii) specific investments in innovative assembly processes and test operations.

A portion of our capital expenditures will be devoted to strategic initiatives which include: (i) the first industrialization line of our new 300mm wafer fab in Agrate, Italy, to support next generation mixed signal and power technologies; (ii) Gallium nitride (“GaN”) power technologies in our 200mm fab in Tours, France, and prototyping for GaN RF devices in our 150mm fab in Catania, Italy, and (iii) investments for Silicon Carbide (“SiC”) substrates activities. The remaining part of our capital investment plan covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, as well as our Carbon Neutrality execution program in both 150mm, 200mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debt in line with maturity dates.

2.5.	Other developments

On July 20, we announced a new cooperation model with CARIAD, the software unit of Volkswagen Group, under which the underlying parties will jointly develop an automotive system-on-chip (SoC). The planned cooperation targets the new generation of Volkswagen Group vehicles that will be based on the unified and scalable software platform. At the same time, the parties are moving to agree that TSMC, one of the world’s leading dedicated semiconductor foundry companies, will manufacture the SoC wafers for ST.

On August 4, we signed a Commercial and Cooperation Agreement with GlobalFoundries to create a new, jointly-operated 300mm semiconductor manufacturing facility adjacent to ST’s existing 300mm facility in Crolles, France. This facility is targeted to ramp at full capacity by 2026, with up to 620,000 300mm wafer per year production at full build-out. The project remains subject to regulatory approvals from the European Commission’s DG Competition.

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 13

On May 25, we held our Annual General Meeting of Shareholders (AGM) in Schiphol, the Netherlands. The proposed resolutions, all approved by the Shareholders, were:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (IFRS-EU) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 24, 2022;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023;

•	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board for a two-year term to expire at the end of the 2024 AGM;
•

The appointment of Ms. Donatella Sciuto, as member of the Supervisory Board, for a three-year term expiring at the end of the 2025 AGM in replacement of Ms. Lucia Morselli whose mandate expired at the end of the 2022 AGM;

•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The authorization to the Managing Board, until the end of the 2023 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•

The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2023 AGM;

•	The discharge of the sole member of the Managing Board; and
•	The discharge of the members of the Supervisory Board.
2.6.	Related party transactions

Please refer to note 3.6.18 of the Semi Annual Financial Statements.

2.7.	Financial Risk Management

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our on-going investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See note 3.6.9.4 of the Semi Annual Financial Statements for further information.

Financial risk management is carried out by our central treasury department (“Corporate Treasury”). Additionally, a treasury committee, chaired by our Chief Financial Officer, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s subsidiaries. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies,

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 14

meaning at least A3 from Moody’s and A- from S&P or Fitch, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021. There have been no changes in the risk management department or in any risk management policies during the first half of 2022.

Foreign exchange risk

We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.

Cash flow and fair value interest rate risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Credit risk

We select banks and/or financial institutions based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, we assess the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain an adequate cash position and a low debt-to-equity ratio to ensure adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash provided from operating activities.

2.8.	Business risk information

Our risk appetite depends on the nature of risks. We determine, on a regular basis, the amount of risk we are willing to eliminate, mitigate, pursue or retain, depending on associated expected rewards, opportunities and cost of risk optimization.

Below is a list of the main risk factors related to the semiconductor industry and specifically related to our operations, which may affect our result and performance and the ability of management to predict the future:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 15

•	Uncertain macro-economic and industry trends (such as inflation and fluctuations in the supply chain), which may impact production capacity and end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•

Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts (including the military conflict between Russia and Ukraine), social unrest, labor actions, or terrorist activities;

•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•

Legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•

Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);

•

The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 16

•

Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;

•

The duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

2.9.	Auditor’s involvement

The Interim Condensed Consolidated Financial Statements and Interim Report of the Managing Board have not been audited or reviewed by an external auditor.

This report of the Managing Board is dated August 24, 2022.

STMicroelectronics ● Semi Annual Report 2022	Report of the Managing Board 17

3.	Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)

The Semi Annual Financial Statements of the Group for the six months ended July 2, 2022, as presented by the Managing Board, have not been audited or reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	July 2, 2022	July 3, 2021
Sales		7,370	5,995
Other revenues		13	13
Total revenues	3.6.5	7,383	6,008
Cost of sales	3.6.14	(4,048)	(3,742)
Gross profit		3,335	2,266
Selling, general and administrative	3.6.14	(706)	(644)
Research and development	3.6.14	(762)	(739)
Other income	3.6.15	114	87
Other expenses	3.6.15	(75)	(27)
Operating profit		1,906	943
Finance income	3.6.16	349	109
Finance costs	3.6.16	(20)	(162)
Profit before income tax		2,235	890
Income tax expense		(289)	(116)
Net profit		1,946	774
Attributable to:
The equity holders of the parent		1,945	771
Noncontrolling interests		1	3
Net profit		1,946	774
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.17	2.15	0.85
Earnings per share (Diluted)	3.6.17	2.14	0.85

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 18

3.2.	Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2022	July 3, 2021
Net profit	1,946	774

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	116	45
Income tax effect	(27)	(9)
Re-measurements of employee benefit obligations, net of tax	89	36
Total items that will not be reclassified to profit or loss	89	36

Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	(210)	(89)
Cash flow hedges	(69)	(47)
Income tax effect	8	6
Net movement on cash flow hedges	(61)	(41)
Changes in fair value of debt instruments at FVOCI(1)	(1)	(1)
Net changes in fair value of debt instruments at FVOCI(1)	(1)	(1)
Total items that may be reclassified subsequently to profit or loss	(272)	(131)
Other comprehensive income (loss), net of tax	(183)	(95)

Total comprehensive income (loss), net of tax	1,763	679

Attributable to:
The equity holders of the parent	1,762	676
Noncontrolling interests	1	3
Total comprehensive income (loss), net of tax	1,763	679

The accompanying notes are an integral part of these interim consolidated financial statements

(1) FVOCI: Fair Value through Other Comprehensive Income

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 19

3.3.	Consolidated statement of financial position

In millions of USD	Notes	July 2, 2022 (unaudited)	December 31, 2021 (audited)
Non-current assets
Property, plant and equipment	3.6.7	6,881	5,778
Goodwill	3.6.8	276	295
Intangible assets	3.6.7	1,468	1,407
Other non-current financial assets	3.6.9.1	61	65
Deferred tax assets		323	438
Other non-current assets		665	596
Total non-current assets		9,674	8,579
Current assets
Inventories	3.6.11	2,316	1,978
Trade accounts receivable		2,074	1,759
Other current financial assets	3.6.9.1	234	6
Other receivable and assets		628	575
Short-term deposits		186	291
Cash and cash equivalents	3.6.12	3,028	3,225
Total current assets		8,466	7,834
Total assets		18,140	16,413
Equity
Equity attributable to the equity holders of the parent		10,992	9,517
Noncontrolling interest		65	64
Total equity	3.6.13	11,057	9,581
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	2,250	2,391
Other non-current financial liabilities	3.6.9.2	457	755
Employee benefits		396	564
Deferred tax liabilities		67	48
Other non-current liabilities		194	109
Total non-current liabilities		3,364	3,867
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	133	143
Trade accounts payable		1,998	1,582
Other payables and accrued liabilities		573	266
Employee benefits – current portion		658	775
Current provisions		5	6
Other current financial liabilities	3.6.9.2	158	125
Income tax payable		194	68
Total current liabilities		3,719	2,965
Total equity and liabilities		18,140	16,413

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 20

3.4.	Consolidated statement of changes in equity

For the six-month period ended July 2, 2022

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As of January 1, 2022 (audited)	1,157	2,283	(200)	1,738	4,539	9,517	64	9,581
Net profit	—	—	—	—	1,945	1,945	1	1,946
Other comprehensive loss, net of tax	—	—	—	(183)	—	(183)	—	(183)
Total comprehensive income	—	—	—	(183)	1,945	1,762	1	1,763
Transfer of cash flow hedge reserve to inventories	—	—	—	7	—	7	—	7
Repurchase of common stock	—	—	(173)	—	—	(173)	—	(173)
Employee share award scheme, net of tax	—	—	224	96	(224)	96	—	96
Dividends	—	—	—	—	(217)	(217)	—	(217)
As of July 2, 2022 (unaudited)	1,157	2,283	(149)	1,658	6,043	10,992	65	11,057

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 21

For the six-month period ended July 3, 2021

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As of January 1, 2021 (audited)	1,157	2,272	(93)	1,723	3,191	8,250	58	8,308
Net profit	—	—	—	—	771	771	3	774
Other comprehensive income, net of tax	—	—	—	(95)	—	(95)	—	(95)
Total comprehensive income	—	—	—	(95)	771	676	3	679
Transfer of cash flow hedge reserve to inventories	—	—	—	(2)	—	(2)	—	(2)
Repurchase of common stock	—	—	(313)	—	—	(313)	—	(313)
Employee share award scheme, net of tax	—	—	106	103	(106)	103	—	103
Dividends	—	—	—	—	(216)	(216)	—	(216)
As of July 3, 2021 (unaudited)	1,157	2,272	(300)	1,729	3,640	8,498	61	8,559

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 22

3.5.	Consolidated statement of cash flows
		(unaudited)
		Six-month period ended
In millions of USD	Note	July 2, 2022	July 3, 2021
Cash flows from operating activities
Net profit		1,946	774
Items to reconcile net profit and cash flows from operating activities:
Depreciation and amortization		719	663
Interest and amortization of issuance costs on convertible bonds		12	22
Change in fair value of embedded non-equity derivative instruments		(337)	(28)
Share-based compensation		104	101
Other non-cash items		(41)	25
Deferred income tax		88	11
Impairment, restructuring and other related closure costs, net of cash payments		32	7
Changes in net working capital:
Movement of trade receivables, net		(338)	(114)
Movement of inventories, net		(399)	(155)
Movement of trade payables		191	68
Movement of other assets and liabilities, net		278	178
Interests paid		(4)	(4)
Interest received		7	7
Income tax paid		(58)	(78)
Net cash from operating activities		2,200	1,477
Cash flows used in investing activities
Payments for purchase of tangible assets		(1,652)	(844)
Proceeds from sale of tangible assets		2	1
Payment for purchase of marketable securities		(229)	—
Proceeds from matured marketable securities		—	132
Net proceeds from (investments in) short-term deposits		102	81
Payment for purchase of intangible assets		(215)	(205)
Payment for financial assets		—	(14)
Proceeds from sale of financial assets		—	2
Payment for business acquisitions, net of cash acquired		(15)	—
Net cash used in investing activities		(2,007)	(847)
Cash flows from (used in) financing activities
Proceeds from interest-bearing loans and borrowings		—	589
Repayment of interest-bearing loans and borrowings		(79)	(30)
Payment for lease liabilities		(30)	(39)
Repurchase of ordinary shares		(173)	(313)
Dividends paid to equity holders of the parent Company		(103)	(90)
Net cash from (used in) financing activities		(385)	117
Effect of changes in exchange rates		(5)	(4)
Net cash increase (decrease)		(197)	743
Cash and cash equivalents at beginning of the period		3,225	3,006
Cash and cash equivalents at end of the period	3.6.12	3,028	3,749

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 23

3.6.	Notes to the consolidated financial statements
3.6.1.	Corporate information

STMicroelectronics N.V. (“ST” or “the Company”), with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

The Company and its subsidiaries (together “the Group”) are a global independent semiconductor group of companies that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s products are used in a wide variety of applications for the four end-markets the Group addresses: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets, the Group addresses a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals, the Group has a selective approach both in terms of the customers the Group serves, as well as in the technologies and products it offers.

The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi Annual Financial Statements were approved by ST’s Supervisory Board on August 24, 2022.

3.6.2.	Basis of preparation

These unaudited Semi Annual Financial Statements for the six-month period ended July 2, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the European Union.

The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the European Union, filed with the Dutch Authority for the Financial Markets on March 24, 2022 and adopted by our Annual General Meeting of Shareholders on May 25, 2022.

3.6.3.	Significant accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2021. No new accounting guidance with material effect on the Group’s consolidated financial statements was effective and adopted by the Group on January 1, 2022.

Standards and amended standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. The detailed descriptions of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

Amendments to IAS 1, Presentation of Financial Statements: the amendments specify the requirements for classifying liabilities as current or non-current by clarifying the requirements of IAS 1 when an entity expects to refinance or roll over an obligation under an existing loan facility. The amendments also have implications on the requirements related to covenant breaches. The amendments clarify: what is meant by a right to defer settlement; that a right to defer must exist

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 24

at the end of the reporting period and that the classification is not affected by the likelihood that an entity will exercise its deferral right and that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. IAS 1, as amended, has not been endorsed by the European Union yet. The Group will apply these amendments when effective. The presentation on the consolidated statement of financial position of the convertible bonds issued by the Company is in the scope of the amended guidance, which is not expected to have a significant impact upon adoption.

Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies: the amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. IAS 1, as amended, has been endorsed by the European Union and will become effective on January 1, 2023. The Group will apply these amendments when effective and will modify its disclosures related to the Group’s accounting policies accordingly. These amendments are not expected to have a material impact upon adoption.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates: the amendments introduce the definition of accounting estimates (defined as monetary amounts in financial statements that are subject to measurement uncertainty) and clarify the distinction between changes in accounting estimates and changes in accounting policies.  IAS 8, as amended, has been endorsed by the European Union and will become effective on January 1, 2023. The Group will apply these amendments when effective. These amendments are not expected to have a material impact upon adoption.

Amendments to IAS 12, Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction: the amendments require to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. IAS 12, as amended, has not been endorsed by the European Union yet.   The amendments should be applied on a modified retrospective basis. The Group will apply the amended standard when effective and will recognize a deferred tax asset – to the extent that it is probable that taxable profit in the corresponding jurisdictions will be available against which the deductible temporary difference can be utilized – and a deferred tax liability for all deductible and taxable temporary differences in the scope of the guidance, including lease accounting and the recognition of deferred tax on outstanding convertible bonds.

The following new standard and amendments to existing standards are not expected to have a material impact on the accounting policies, financial position or performance of the Group:

•	IFRS 17: Insurance Contracts, including Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative information.

3.6.4.	Critical accounting estimates and judgements

In preparing these unaudited Semi Annual Financial Statements, management has made estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under current circumstances. Actual results may differ from those estimates.

Estimates and assumptions used in these unaudited Semi Annual Financial Statements are consistent with those applied in the preparation of the Group’s annual financial statements for the year ended December 31, 2021. The COVID-19 outbreak declared by the World Health Organization in March 2020 and the measures taken since then on a worldwide basis to limit the spread of the pandemic have generated uncertainties on future economic conditions, in conjunction with recent macroeconomic factors such as inflationary trends or geopolitical uncertainties,  with a direct impact on the Group’s forward-looking growth and financial outlook. The Group operated in the first half of 2022 with solid fundamentals and a strong capital structure, while taking the necessary measures to protect the health and safety of its employees. There are no conditions and events which raise substantial doubt about the Group’s ability to continue as a going concern, in light with: its current financial condition, including its liquidity sources; its obligations – due or anticipated; the funds necessary to maintain the Group’s operations and other conditions and events, if any.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 25

These uncertainties have been factored in the critical accounting estimates and judgements made in preparing these unaudited Semi Annual Financial Statements, on the basis of all known consequences of the pandemic and reasonable and supportable forecast of future conditions. However, the impact on future economic performance cannot be fully determined and is closely monitored on an on-going basis by means of different scenarios, which are highly dependent on the further development of the pandemic.

No events or changes in circumstances, including the COVID-19 pandemic, have indicated in the first half of 2022 that the carrying amount of major tangible assets, including lease right-of-use assets, might not be recoverable or that useful lives might not be appropriate. The Group also reviewed the recoverability of its tangible and intangible assets, including capitalized development costs. On the latter, the Group recorded a total impairment charge of $32 million in the first half of 2022. Refer to note 3.6.7 for further details on amounts capitalized, amortized and impaired during the period.

There is no major contingency to be reported as of July 2, 2022 related to the COVID-19 outbreak. The tax loss carryforwards capitalized as deferred tax assets are deemed recoverable in all major tax jurisdictions. To consider any potentially increased risk of default on accounts receivable, the Group adjusted the expected credit loss assumptions to reflect current conditions, reasonable and supportable forecast of future conditions and how current uncertainties due to the COVID-19 pandemic and other macroeconomic uncertainties may impact customers’ and other debtors’ future credit quality. This reassessment did not have any material effect on the expected credit loss allowances reported by the Group on its major categories of financial assets as of July 2, 2022.

These assessments are highly dependent on the further extent of the pandemic and are closely monitored.

3.6.5.	Revenues
3.6.5.1.	Nature of goods and services

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The principal activities – separated by operating segments – from which the Group generates its revenues are described in note 3.6.6.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

3.6.5.2.	Revenue recognition and disaggregation

The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 26

The payment terms range between 30 and 90 days.

The Group’s consolidated total revenues disaggregated by product group are presented in Note 3.6.6. The following table presents the Group’s consolidated total revenues disaggregated by geographical region of shipment, nature and market channel.

	Six-month period ended
In millions of USD	July 2, 2022	July 3, 2021
Total revenues by geographical region of shipment(1)
EMEA	1,617	1,270
Americas	1,055	753
Asia Pacific	4,711	3,985
Total revenues	7,383	6,008

Total revenues by nature
Revenues from sale of products	7,312	5,899
Revenues from sale of services	58	96
Other revenues	13	13
Total revenues	7,383	6,008

Total revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	4,836	3,937
Distribution	2,547	2,071
Total revenues	7,383	6,008

(1)

Total revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

OEM are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.

3.6.6.	Segment information

The Group designs, develops, manufactures, and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom and semi-custom devices, and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS, and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses, and a part of R&D expenses. In compliance with the Group’s internal policies certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges, and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated income (expenses) such

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 27

as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, they cannot be isolated in cost of sales. Finally, public grants are allocated to the Group’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Group’s consolidated total revenues and consolidated operating income by operating segment.

Total revenues by operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2022	July 3, 2021
ADG	2,710	2,119
AMS	2,214	2,096
MDG	2,449	1,783
Total revenues of operating segments	7,373	5,998
Others	10	10
Consolidated total revenues	7,383	6,008

Operating profit by operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	July 2, 2022	July 3, 2021
ADG	595	188
AMS	514	376
MDG	832	377
Sub-total operating profit of operating segments[1]	1,941	941
Impairment, restructuring charges and other related closure costs	—	2
Unused capacity charges	(22)	(2)
Other unallocated manufacturing results	(50)	(1)
Gain on sale of non-current assets	2	1
Strategic and other R&D programs and other non-allocated provisions[2]	10	(12)
IFRS/U.S. GAAP Adjustments[1]:
Net impact of capitalized development costs	47	60
Derivative instruments not designated as hedge instruments under IFRS	(28)	(29)
IFRIC 21 adjustment on levies	(4)	(5)
Employee benefits adjustments	26	4
Asset acquisition tax incentives	(20)	(26)
IFRS 16 adjustment on lease expenses	4	4
Other non-allocated expenses and IFRS adjustments impact	—	6
Total operating profit	1,906	943

(1)

The operating profit allocated by operating segments as reported in the above table is based on the Group’s primary financial reporting framework (U.S. GAAP) and reflects the way the CODM (“Chief Operating Decision Maker”) monitors the operating performance of each segment.

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(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

3.6.7.	Property, plant and equipment, and intangible assets

Changes in the net carrying amount of property, plant and equipment, and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as of January 1, 2022	5,778	1,407
Additions	1,919	245
Impairment / Write-Offs	—	(32)
Depreciation and amortization	(573)	(146)
Foreign currency translation	(243)	(6)
Net book value as of July 2, 2022 (unaudited)	6,881	1,468

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $2,794 million.

The impairment and write-offs for the first half of 2022 amounted to $32 million (first half 2021: $10 million), recorded in cost of sales, primarily resulting from write-offs of the capitalized development costs related to certain businesses and related projects that were cancelled.

Property, plant and equipment include lease right-of-use assets. Refer to note 3.6.10 for more details on leases.

3.6.8.	Goodwill

Goodwill allocated to operating segments and changes in the carrying amount of goodwill were as follows:

In millions of USD	ADG	AMS	MDG	Total
As of January 1, 2022	83	2	210	295
Foreign currency translation	(9)	—	(10)	(19)
As of July 2, 2022 (unaudited)	74	2	200	276

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 29

3.6.9.	Other financial assets and financial liabilities
3.6.9.1.	Other financial assets

In millions of USD	(unaudited) July 2, 2022	December 31, 2021
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI(1)	229	—
Unquoted equity securities at FVOCI(1)	10	10
Quoted equity securities at FVPL(2)	12	13
Other trading financial assets at FVPL(2)	13	16
Total other financial assets	264	39
Current	229	—
Non-current	35	39
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	—	2
Currency collars	—	1
Derivatives not designated as hedges
Foreign exchange forward contracts	5	3
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	10	11
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	16	15
Total derivatives financial instruments	31	32
Current	5	6
Non-current	26	26
Total other financial assets (including derivatives)	295	71
Total current	234	6
Total non-current	61	65

(1) FVOCI: Fair Value through Other Comprehensive Income

(2) FVPL: Fair Value through P&L

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Movements in other financial assets (excluding derivatives) recorded in the first half of 2022 are summarized as follows:

In millions of USD	Jan 1, 2022	Change in fair value included in OCI*	Change in fair value included in income statement	Increase	Accretion	(unaudited) July 2, 2022
Government bonds issued by the U.S. Treasury	—	(1)	—	229	1	229
Quoted equity instruments at FVPL	13	—	(1)	—	—	12
Sub-total Quoted debt and equity securities	13	(1)	(1)	229	1	241
Unquoted equity securities at FVOCI	10	—	—	—	—	10
Other trading financial assets at FVPL	16	—	(3)	—	—	13
Total other financial assets (excluding derivatives)	39	(1)	(4)	229	1	264

*OCI: Other comprehensive income

Investments held in debt securities

As of July 2, 2022, the Group held $229 million of U.S. Treasury debt securities. The debt securities have an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively and an average maturity of 3.5 years. The debt securities were reported as current assets on the line “Other current financial assets” on the consolidated statement of financial position as of July 2, 2022, since they represented investments of funds available for current operations.

The Group applies a forward-looking expected credit loss (ECL) approach on all debt financial assets not held at FVPL. For debt securities at FVOCI, the ECL is based on a 12-month expected credit loss basis. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. Since the Group’s quoted debt instruments at FVOCI comprise solely U.S. Treasury debt securities, the Group has considered that the ECLs on these investments are insignificant.

Investments held in equity securities

As of July 2, 2022, the Group also had investments in quoted equity securities for an aggregate value of $12 million, measured at FVPL (December 31, 2021: $13 million).

As of July 2, 2022, the Group also reported other trading financial assets for an aggregate value of $13 million (December 31, 2021: $16 million).

The Group irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $10 million (December 31, 2021: $10 million). Since these are strategic investments, the Group considers this classification, which implies that changes in fair value are not subsequently recycled to earnings, to be more relevant.

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Short-term deposits

To optimize the return yield on its short-term investments, the Group invested $186 million of available cash in short-term deposits as of July 2, 2022 and $291 million as of December 31, 2021. These short-term deposits have a maturity beyond three months and no significant risk of changes in fair value. They are reported in “Short-term deposits” in the consolidated statement of financial position.

3.6.9.2.	Other financial liabilities

In millions of USD	(unaudited) July 2, 2022	December 31, 2021
Lease financial liabilities	211	203
Deferred and contingent consideration on business acquisitions	72	97
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	54	18
Currency collars	26	7
Derivatives not designated as hedges
Foreign exchange forward contracts	36	12
Currency collars	17	6
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	82	255
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	117	282
Total other financial liabilities (including derivatives)	615	880
Total current	158	125
Total non-current	457	755

Refer to notes 3.6.9.3 and 3.6.9.5 for further explanations on other types of financial liabilities. Refer to note 3.6.10 for further explanations on lease liabilities.

3.6.9.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) July 3, 2021	December 31, 2021
Funding program loans with European Investment Bank:
0.26% due 2028, floating interest rate at Euribor + 0.589%	187	202
0.04% due 2029, floating interest rate at Euribor + 0.564%	179	222
0.12% due 2031, floating interest rate at Euribor + 0.583%	315	379
0.12% due 2031, floating interest rate at Euribor + 0.660%	172	187
Credit Facility from Cassa Depositi e Prestiti SpA
0.72% due 2027, floating interest rate at Euribor + 0.690%	130	156
Dual tranche senior unsecured convertible bonds:
Zero-coupon, due 2025 (Tranche A)	711	705
Zero-coupon, due 2027 (Tranche B)	684	677
Other funding program loans:
0.43% (weighted average), due 2022-2028, fixed interest rate	5	6
Total interest-bearing loans and borrowings	2,383	2,534
Total current	133	143
Total non-current	2,250	2,391

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 32

On August 4, 2020, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Group.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in note 3.6.9.5. The Group elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion options (Tranche A and Tranche B) was $199 million as of July 2, 2022 ($537 million as of December 31, 2021), which generated a change in fair value of $338 million reported on the line “Finance income” on the consolidated income statement for the first half of 2022. The value of the issuer’s call options of Tranche A and Tranche B was $26 million as of July 2, 2022 ($26 million as of December 31, 2021).

3.6.9.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its R&D and SG&A expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The principal currencies covered at the end of the first six-month period ended July 2, 2022, are the Euro, the Singapore dollar, the China Yuan Renminbi, the Japanese yen, the Swedish krona, the Swiss franc, the Malaysian ringgit, the Moroccan dirham, the Philippines peso, the South Korean won, the Indian rupee and the Taiwan dollar.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 33

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

The derivative instruments designated as cash flow hedges are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As of July 2, 2022, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	986	218
Currency collars	832	—

As of July 3, 2021, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	452	163
Currency collars	382	—

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

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Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as of July 2, 2022 assets for a net amount of less than $1 million and liabilities totaling $42 million (a gross amount of $10 million asset net of a $53 million liability). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the statement of financial position and representing total assets of $5 million and liabilities of $90 million as of July 2, 2022.

3.6.9.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) July 2, 2022	December 31, 2021	(unaudited) July 2, 2022	December 31, 2021
Financial assets
Short-term deposits	186	291	186	291
Trade accounts receivables	2,074	1,759	2,074	1,759
Other receivables and assets	628	575	628	575
Quoted financial instruments	25	29	25	29
Unquoted equity securities	10	10	10	10
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	10	11	10	11
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	16	15	16	15
Other financial assets	5	6	5	6
Cash equivalents (1)	2,823	2,883	2,823	2,883
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	988	1,152	988	1,152
Senior unsecured convertible bonds issued on August 4, 2020 (2)	1,395	1,382	1,502	1,975
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A) (2)	82	255	—	—
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B) (2)	117	282	—	—
Lease financial liabilities	211	203	211	203
Deferred consideration on business acquisitions	3	19	3	19
Contingent consideration on business acquisitions	69	77	69	77
Trade accounts payable	1,998	1,582	1,998	1,582
Other payables and accrued liabilities	573	266	573	266
Other financial liabilities	133	43	133	43

(1)	Cash equivalents primarily correspond to deposits at call with banks.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 35

(2)

The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of July 2, 2022 and December 31, 2022 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments. The fair value of $1,502 million and $1,975 million as of July 2, 2022 and December 31, 2021 respectively reflects the market price of the convertible bonds traded on the Frankfurt bond market. It consequently embeds the three components of the convertible bonds (debt host contract, bondholders’ conversion option and issuer’s soft call).

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•

For trade accounts receivable, cash equivalents, short-term deposits, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Financial investments (debt and equity securities):
-	The fair value quoted debt and equity securities is determined based upon quoted market prices for identical instruments.
-	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third-party financing or upon liquidation.
•

The fair value of interest-bearing loans and borrowings, including lease liabilities but excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of arrangements.

•

The dual tranche senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of July 2, 2022 and December 31, 2021 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivative instruments is determined based upon quoted market prices for similar instruments.
•

The bondholders’ conversion options embedded in the senior unsecured convertible bonds issued on August 4, 2020 amounted to $199 million as of July 2, 2022 and $537 million as of December 31, 2021. The issuer’s call options of the senior unsecured convertible bonds issued on August 4 amounted to $26 million as of July 2, 2022 and $26 million as of December 31, 2021. These embedded derivative instruments were measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

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As of July 2, 2022, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) July 2, 2022	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives
Foreign exchange forward contracts	5	—	5	—
Quoted equity securities at FVPL	12	12	—	—
Other trading financial assets at FVPL	13	13	—	—
Embedded call options	26	—	—	26
Unquoted equity securities measured at FVOCI	10	—	—	10
Short-term deposits	186	186	—	—
Total assets	252	211	5	36
Liabilities measured at fair value
Trading derivatives
Foreign exchange forward contracts	36	—	36	—
Currency collars	17	—	17	—
Cash Flow Hedges
Foreign exchange forward contracts	54	—	54	—
Currency collars	26	—	26	—
Embedded conversion options	199	—	—	199
Contingent consideration on business acquisitions	69	—	—	69
Total liabilities	401	—	133	268

During the reporting period ending July 2, 2022, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;
•	The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Financial instruments in Level 3

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 37

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2022 and July 2, 2022 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2022	(577)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	338
Change in fair value of the contingent consideration on business acquisitions	2
Currency translation adjustment	5
As of July 2, 2022 (unaudited)	(232)
Amount of total unrealized losses included in income statement attributable to assets (liabilities) still held at the reporting date for the half of 2022	-

The change in fair value amounting to $338 million on the embedded bondholders’ conversion options was reported as “Finance income” in the consolidated income statement for the six months ended July 2, 2022.

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) included the following inputs:

•	The risk-free interest rate for comparable maturities;
•	The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;
•	The exercise price;
•	The dividend expected to be paid on the Company’s ordinary shares over the life of the option;
•	The volatility of the Company’s ordinary shares; and
•	The duration of the option.

Implied volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The prices of the bondholders’ conversion options are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion options in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(80)	(64)	(40)	40	64	80
Net carrying amount of the embedded conversion option	119	135	159	240	264	279

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 38

3.6.10.	Leases

Maturities of lease liabilities are as follows:

(unaudited)
In millions of USD	July 2, 2022
2022	29
2023	51
2024	34
2025	23
2026	17
Thereafter	108
Total future undiscounted cash outflows	262
Effect of discounting	(51)
Total lease liabilities	211

Lease liabilities are further described in note 3.6.9.3 and note 3.6.9.5.

A reconciliation of opening and closing right-of-use assets is provided below:

(unaudited)
In millions of USD	July 2, 2022
Right-of-use assets as of January 1, 2022	195
Depreciation for the period	(30)
Additions	53
Disposals	(3)
Foreign currency translation	(6)
Right-of-use assets as of July 2, 2022	209

3.6.11.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) July 2, 2022	December 31, 2021
Raw materials	296	223
Work-in-process	1,404	1,241
Finished products	616	514
Total	2,316	1,978

3.6.12.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) July 2, 2022	December 31, 2021
Cash at bank and cash on hand	205	342
Money market deposits with banks	2,823	2,883
Total	3,028	3,225

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 39

3.6.13.	Equity
3.6.13.1.	Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. As of July 2, 2022, the number of shares of share capital issued was 911,281,920 shares (911,276,920 shares as of December 31, 2021).

The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders, and other stakeholders and which in the event of a creeping acquisition or offer for the Company’s common shares are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event of actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.

There were no preference shares issued As of July 2, 2022 and December 31, 2021.

3.6.13.2.	Treasury shares

As of July 2, 2022, the Company owned 3,668,719 shares classified as treasury stock in the consolidated statement of equity compared to 4,758,863 shares as of December 31, 2021.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of July 2, 2022, 73,240,833 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 5,307,620 were transferred in the first half of 2022.

On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. The Company intends to carry out the buy-back program and hold the shares bought back as treasury shares to meet the Company’s obligations in relation to its employee stock award plans and the potential settlement of its outstanding convertible debt. During the first half of 2022, as part of the share buy-back program announced on July 1, 2021, the Company repurchased approximately 4.2 million shares of its share capital for a total of $173 million.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 40

3.6.13.3.	Other reserves

Other reserves include the following components as of July 2, 2022 and July 3, 2021:

In millions of USD	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge reserve	Foreign currency translation reserve	Employee benefit plan reserve	Total other reserves
As of January 1, 2021	1,160	(3)	31	766	(231)	1,723
Share-based compensation expense for the period	103	—	—	—	—	103
Net movement recognized in the statement of comprehensive income	—	(1)	(41)	(89)	36	(95)
Transfer of cash flow hedge reserve to inventories	—	—	(2)	—	—	(2)
As of July 3, 2021 (unaudited)	1,263	(4)	(12)	677	(195)	1,729
As of January 1, 2022	1,380	(4)	(22)	578	(194)	1,738
Share-based compensation expense for the period	96	—	—	—	—	96
Net movement recognized in the statement of comprehensive income	—	(1)	(61)	(210)	89	(183)
Transfer of cash flow hedge reserve to inventories	—	—	7	—	—	7
As of July 2, 2022 (unaudited)	1,476	(5)	(76)	368	(105)	1,658

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of the equity-settled share-based payments to employees, including key management personnel, as part of their remuneration.

Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on debt and equity securities measured at FVOCI.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding As of reporting date.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences from the translation of the financial statements for subsidiaries whose functional currency is different from the U.S. dollar reporting currency.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

3.6.13.4.	Dividends

The Annual General Meeting of Shareholders (“AGM”) held on May 25, 2022, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023. An amount of $48 million corresponding to the first installment was paid during the first half of 2022. The remaining portion of the first installment and the $0.18 per share cash dividend corresponding to the last three installments totaled $169 million and are reported in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of July 2, 2022.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 41

The AGM held on May 27, 2021, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021, and first quarter of 2022. The amounts of $54 million for the first installment, $55 million for the second installment, and $54 million for the third installment were paid as of December 31, 2021. An amount of $55 million corresponding to the fourth installment was paid in the first half of 2022.

The AGM held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021. The amount of $37 million for the first installment, $38 million for the second installment and $34 million for the third installment were paid as of December 31, 2020. The remaining portion of the third installment amounting to $4 million and the fourth installment of $38 million were paid in the first half of 2021.

3.6.14.	Expenses by nature

Expenses recorded as cost of sales, R&D and SG&A are detailed as follows:

	(unaudited)
In millions of USD	July 3, 2022	July 3, 2021
Depreciation and amortization	719	663
Employee benefit expenses	1,863	1,822
Purchase of materials	1,508	1,427
Power and Gas	235	166
Freight	103	83
Purchase of subcontracting services	1,203	1,013
Changes in inventories	(399)	(155)
Transportation	24	12
Impairment charge	32	10
Restructuring charges	—	(2)
Royalties and patents	57	47
Advertising costs	8	5
Other expenses	163	34
Total cost of sales, selling, general and administrative, and research and development	5,516	5,125

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
Wages and salaries	1,438	1,387
Payroll taxes and other social contribution charges	249	268
Share-based compensation expense	104	100
Pensions and other long-term benefits expense	72	67
Total employee benefit expenses	1,863	1,822
Of which included in:
Cost of sales	823	809
Selling, general and administrative	493	474
Research and development	547	539

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 42

3.6.15.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
R&D funding	102	84
Net foreign exchange gain	10	—
Gain on sale of non-current assets	2	3
Total other income	114	87

Other expenses consisted of the following:

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
Net foreign exchange loss	(3)	(7)
Foreign exchange forward contracts and other currency derivatives	(57)	(6)
Phase-out and start-up costs	(1)	—
Patent costs	(4)	(3)
Sanitation and other costs incurred to prevent the spread of COVID-19	(8)	(9)
Other expenses	(2)	(2)
Total other expenses	(75)	(27)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research, development and other innovation programs is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Foreign exchange gains (losses), net of foreign exchange forward contracts and other currency derivatives, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge, as described in Note 3.6.9.4.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities. Phase-out costs are costs incurred during the closing stage of a Group’s manufacturing facility. They are treated in the same manner as start-up costs.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.  They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers, and other expenses related to sanitary measures undertaken to protect employees.

Gain on sale of non-current assets for the first half of 2022 and 2021 was related to the sale of certain non-strategic assets.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 43

3.6.16.	Finance income /costs

Total finance income consisted of the following:

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
Change in fair value of the conversion option of Tranche B convertible bonds issued on July 3, 2017	—	67
Change in fair value of the conversion option of Tranche A convertible bonds issued on August 4, 2020	173	21
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	165	10
Interest income on quoted debt securities	1	1
Other finance income	10	10
Total finance income	349	109

Total finance costs consisted of the following:

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
Interest on Senior Bonds	12	22
Change in fair value of the call option of Tranche B convertible bonds issued on July 3, 2017	—	61
Liability component remeasurement on Tranche B convertible bonds issued on July 3, 2017	—	64
Change in fair value of the call option of Tranche A convertible bonds issued on August 4, 2020	—	3
Change in fair value of the call option of Tranche B convertible bonds issued on August 4, 2020	—	6
Interests on lease liabilities	3	3
Interests on long-term loans and borrowings	2	1
Bank charges and commissions	1	1
Other finance expense	2	1
Total finance costs	20	162

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 44

3.6.17.	Earnings per share

For the six-month periods ended July 2, 2022 and July 3, 2021, respectively, Earnings Per Share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD except earnings per share amounts	July 2, 2022	July 3, 2021
Basic EPS
Net profit attributable to the equity holder of the parent	1,945	771
Weighted average shares outstanding	905,212,243	902,214,804
Basic EPS	2.15	0.85
Diluted EPS
Net profit attributable to the equity holder of the parent	1,945	771
Weighted average shares outstanding	905,212,243	902,214,804
Dilutive effect of stock awards	5,120,339	6,386,895
Number of shares used for diluted EPS	910,332,582	908,601,699
Diluted EPS	2.14	0.85

There was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the first half of 2022 diluted Earnings per Share since the conversion features were out-of-the-money.

3.6.18.	Related-party transactions

The table below reports transactions that were primarily with companies for which certain members of the Company’s management perform similar policymaking functions. These include, but are not limited to: Orange, Telecom Italia and Idemia France.

	(unaudited)
In millions of USD	July 2, 2022	July 3, 2021
Sales and other services	6	5
Purchases	(12)	(9)
Accounts receivable	2	2
Accounts payable	(1)	(1)

3.6.19.	Contingencies, claims and legal proceedings

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Group, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property (“IP”), employee grievances, anti-trust, anti-corruption, competition, other compliance regulations, tax claims beyond assessed uncertain tax positions, environmental damages as well as claims arising out of theft, loss, or misuse of personal data. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 45

The Group has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party IP rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other IP rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group has contractual commitments to various customers which could require the Group to incur costs to repair or replace defective products it supplies to these customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Group is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Group’s results of operations, cash flows or its financial position.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of July 2, 2022 and December 31, 2021, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

STMicroelectronics ● Semi Annual Report 2022	Semi Annual Financial Statements 46

4.	Sole Member of the Managing Board’s statement

The  Sole member of the Managing Board hereby declares that, to the best of his knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 24, 2022	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of the Managing Board

STMicroelectronics ● Semi Annual Report 2022	47

5.	About STMicroelectronics

At STMicroelectronics, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Further information can be found at www.st.com.

STMicroelectronics ● Semi Annual Report 2022	About STMicroelectronics 48

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© STMicroelectronics - All rights reserved
The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies
All other names are the property of their respective owners

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 24, 2022	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board